UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         December, 2004

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        EnerNorth Industries Inc.
        (formerly: Energy Power Systems Limited)

Date: December 30, 2004                    By:____"Sandra J. Hall"____ ______
        Sandra J. Hall,
        President, Secretary & Director

EnerNorth Industries Inc.
Suite 301, 2 Adelaide Street West
Toronto, Canada M5H 1L6

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a special meeting (the "Meeting") of shareholders of EnerNorth Industries Inc. (the "Corporation") to be held at the offices of WeirFoulds LLP, The Exchange Tower, 130 King Street West, 15th Floor, Toronto, Ontario on Wednesday, the 26th day of January, 2005 at the hour of 11:00 o'clock in the forenoon (Toronto time), to:

1.	Consider and, if thought advisable, to approve a special resolution, in the form of the proposed resolution set forth in the Circular, the text of which is incorporated herein by reference, authorizing a sale by the Corporation of its interest in M&M Engineering Limited;

2.	Consider and, if thought advisable, to approve a special resolution, in the form of the proposed resolution set forth in the Circular, the text of which in incorporated herein by reference, an amendment to the articles of the Corporation to change the name of the Corporation to "EnerNorth Inc." or such other name as may be approved by the board of directors of the Corporation and applicable regulatory and exchange authorities; and

3.	Transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Corporation (the "Circular") accompanying and forming part of this Notice.

This Notice and the accompanying Circular have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and to the auditors of the Corporation.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

DATED at Toronto, Ontario this 28th day of December, 2004.

    BY ORDER OF THE BOARD

    "SANDRA J. HALL"
    President and Secretary

NOTES:

1.    As provided in the Business Corporations Act (Ontario), shareholders registered on the books of the Corporation at the close of business on December 27, 2004 are entitled to notice of the Meeting.

2.    Shareholders registered on the books of the Corporation at the close of business on December 27, 2004 are entitled to vote at the Meeting.

3.    The directors have fixed the hour of 4:00 p.m. in the afternoon on the last business day preceding the day of the Meeting or any adjournment thereof before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation, c/o Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

EnerNorth Industries Inc.

Suite 301, 2 Adelaide Street West,
Toronto, Canada
M5H 1L6

MANAGEMENT INFORMATION CIRCULAR
December 28, 2004

Solicitation of Proxies by Management

This Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of ENERNORTH INDUSTRIES INC. (the "Corporation") for use at the Special Meeting of Shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached Notice of Special Meeting of Shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by officers, directors, or regular employees of the Corporation. The cost of such solicitation will be borne by the Corporation.

Appointment of Proxyholders

The persons named in the accompanying form of proxy are officers and/or directors of the Corporation. A shareholder desiring to appoint a person (who need not be a shareholder of the Corporation) to represent such shareholder at the Meeting, other than the persons designated in the accompanying form of proxy, may do so by striking out the names of the persons currently designated and inserting the name of the person to be appointed in the space provided or by completing another form of proxy and, in either case, delivering the completed proxy to the offices of Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, Canada M5H 4C3. A proxy must be delivered not less than 24 hours (excluding Saturdays, Sundays and holidays) prior to the hour of the Meeting or any adjournment thereof. A failure to deposit the proxy shall result in its invalidation.

Revocability of Proxy

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

Voting of Proxies

The persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted for each of the matters identified in the Notice and described in this Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the time of the printing of the Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

Voting of Common Shares -General

There are 4,059,009 common shares issued and outstanding, each carrying the right to one vote per share. Only shareholders registered on December 27, 2004 (the "Record Date") are entitled to vote at the Meeting, except that a transferee of common shares after such Record Date may, not later than 10 days before the Meeting, establish a right to vote by providing evidence of ownership of common shares and making a request to Equity Transfer Services Inc. that the transferee's name be placed on the shareholder list for the Meeting in place of the transferor.

Voting of Common Shares -Advice to Beneficial Holders

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder’s name on the records of the Corporation. Such shares wil1 more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co. (the registration name for The Depository Trust Company, which acts as nominee for many U.S. brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the Beneficial Shareholder. Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADPIC"). ADPIC typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADPIC. ADPIC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADPIC sticker on it cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to ADPIC well in advance of the Meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxy holder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Voting Securities And Principal Holders Of Voting Securities

The authorized capital of the Corporation consists of an unlimited number of common shares (the "Common Shares") and an unlimited number of Class A Preferred Shares issuable in series. An aggregate of 4,059,009 Common Shares and no Class A Preferred Shares were issued and outstanding as of the Record Date. Each Common Share entitles the holder thereof to one (1) vote at all meetings of shareholders.

To the knowledge of the directors and senior officers of the Corporation, no persons or companies, beneficially own, directly or indirectly, or exercise control or direction over more than ten percent (10%) of the issued and outstanding voting shares of the Corporation.

Record Date

The board of directors has fixed December 27, 2004 as the Record Date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Proposed Sale of M&M Engineering Limited, a subsidiary of the Corporation

Management of the Corporation has determined that it is in the best interests of the Corporation to seek shareholder approval to sell M&M Engineering Limited, a subsidiary of the Corporation. The Corporation's material long term assets include its investment in its subsidiary, M&M Engineering Limited ("M&M"), which in turn owns M&M Offshore Limited, 49% of Liannu a Limited Partnership, 10915 Newfoundland Limited and 11123 Newfoundland Limited, along with the proportionate share of its interest in joint ventures whose business focus is construction, mechanical contracting and steel fabrication in Atlantic Canada. The Corporation also conducts oil and gas operations, and holds cash and other negotiable securities.

The Corporation's assets and investments are more particularly described in the financial statements of the Corporation previously mailed to Shareholders on October 6, 2004. The Corporation’s financial statements are available via Sedar at www.sedar.com, the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov, or the Corporation’s website at www.enernorth.com.

Proposal

As noted above, management is of the view that a sale of its interest in M&M may be in the best interests of the Corporation. As of December 28, 2004, the Corporation entered into a Letter of Intent with Spectrum Sciences & Software Holdings Corp. (the "Buyer") for the sale of M&M. The Letter of Intent is subject to:

•	completion of due diligence by the Buyer;
•	receipt of satisfactory legal opinions from the Corporation and the Buyer;
•	approval by the respective Boards of Directors;
•	approval of the Shareholders of the Corporation and any applicable regulatory authorities; and
•	M&M having working capital of not less than Cdn $3,800,000 at closing.

The Corporation and the Buyer have agreed to use good faith efforts to negotiate and execute a purchase agreement (the "Purchase Agreement") in commercially reasonable form and substance mutually agreeable to the Corporation and the Buyer, reflecting the terms of the Letter of Intent by January 6, 2005. The transaction will be a purchase of 100% of the common shares issued in the capital stock of M&M, and 100% of the preferred shares issued in the capital stock of M&M held by the Corporation (the "Purchased Shares") by the Buyer on or about January 26, 2005 (the "Closing Date") at the offices of the Corporation. The purchase price for the Purchased Shares will be Cdn $7,462,000 cash paid on the Closing Date subject to working capital adjustments (the "Purchase Price"). In addition, on Closing the Corporation will retract Cdn $1,000,000 of preferred shares in the capital stock of M&M and the Buyer will subscribe for Cdn $1,000,000 of preferred shares in the capital stock of M&M.

The Corporation and the Buyer have agreed to pay for any and all of its own advisory and finder's fees. Each party shall bear its own expenses (including legal and accounting fees and expenses) in connection with the transaction contemplated regardless of whether such transaction is consummated.

Accordingly, management is seeking the approval of the Corporation’s shareholders for the sale of its interest in M&M on the terms and conditions described in the Letter of Intent, and such other terms and conditions consistent with transactions of this nature to be described in the Purchase Agreement as the Board of Directors of the Corporation may determine. Such proposed sale requires the approval of the shareholders, by way of a special resolution, being a resolution passed by a majority of not less than 2/3 of the votes cast at the Meeting. The following is the text of the proposed special resolution to be put forward by management at the Meeting:

"Be it resolved as a special resolution of the Corporation that:

(a)	the sale by the Corporation of its interest in M&M Engineering Limited (being substantially all of the assets of the Corporation) for Cdn $7,462,000 subject to working capital adjustments and pursuant to the terms of the Letter of Intent and otherwise on such terms and conditions as the Board of Directors of the Corporation may determine in its absolute discretion, be and is hereby approved; and

(b)	notwithstanding the approval of the foregoing special resolution, the Board of Directors of the Corporation may, in its discretion, delay or elect not to proceed with the sale of the Corporation's interest in M&M Engineering Limited without further approval of the shareholders."

The form of the proposed special resolution is subject to such amendments as management may propose at the Meeting, but which do not materially affect the substance of the proposed special resolution.

In the absence of contrary directions, Management intends to vote proxies in the accompanying form in favour of this special resolution.

Pursuant to the Ontario Business Corporations Act (the "OBCA"), a holder of Common Shares is entitled to dissent or be paid the fair value of such Common Shares if the Shareholder objects to a special resolution. A management summary of the Shareholders' dissent rights is set forth below under "Rights of Dissent".

Rights of Dissent

Pursuant to the OBCA, a holder of Common Shares of the Corporation who objects to a special resolution is entitled to dissent and be paid the fair value of his or her Common Shares. A Shareholder may dissent only with respect to all of the Common Shares held by the Shareholder on behalf of any one beneficial owner and registered in the Shareholder's name. Accordingly, a Shareholder is not entitled to dissent with respect to any Common Shares of one class beneficially owned by one owner if the Shareholder votes any of such shares in favour of a special resolution.

In order to dissent, the "Dissenting Shareholder" must give notice of dissent by sending to the Corporation at or before the Meeting a written objection to the special resolution. A vote against the special resolution or an abstention does not constitute such a written objection, but the Shareholder need not vote his or her Common Shares against the special resolution in order to object. If and when the special resolution is passed, the Corporation will propose to act on the authority of the special resolution and must give to the Dissenting Shareholder notice of the intention to act and advise the Dissenting Shareholder of the rights of Dissenting Shareholders under the OBCA.
On receiving a notice of intention to act, a Dissenting Shareholder is entitled to require the Corporation to purchase all of the Dissenting Shareholder's Common Shares in respect of which the notice of dissent was given. The Dissenting Shareholder must exercise the right given by statute by delivering to the registered office of the Corporation, within 20-days after the Corporation gives the notice of intention to act, a notice that the Dissenting Shareholder requires the Corporation to purchase all of his or her Common Shares as well as the share certificates representing all of those Common Shares no later than 30-days following their exercise of their dissent rights pursuant to Section 185 of the OBCA. On delivery of such notice and those Common Share certificates, the Dissenting Shareholder is bound to sell those Common Shares to the Corporation and the Corporation is bound to purchase them.

The price that must be paid to a Dissenting Shareholder for his or her Common Shares is their fair market value as of the day before the date of the special resolution and every Dissenting Shareholder who has complied with the above must be paid the same price.

Every Dissenting Shareholder that has complied with the above may not vote, exercise or assert any rights of a Shareholder in respect of their Common Shares, may not withdraw the requirement to purchase the Common Shares, unless the Corporation consents and until the Dissenting Shareholder is paid in full, may exercise and assert all the rights of a creditor of the Corporation.

    Proposed Name Change of the Corporation

The Board of Directors of the Corporation has determined upon the sale of M&M, that the name of the Corporation be changed from its current name to better reflect the changing operations of the Corporation. The proposed name for the Corporation is "EnerNorth Inc." or such other name as may be approved by the Board of Directors of the Corporation and applicable regulatory and exchange authorities.

To change the name, the articles of the Corporation must be amended. Such an amendment must be authorized by a special resolution of shareholders. Shareholders of the Corporation will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of a special resolution, an amendment to the articles of the Corporation to change the name of the Corporation to "EnerNorth Inc." or such other name as may be approved by the Board of Directors of the Corporation and applicable regulatory and exchange authorities.

Accordingly, management is seeking the approval of the shareholders to change the name of the corporation. Such name change requires the approval of the shareholders, and applicable regulatory and exchange authorities of the Corporation by way of a special resolution, being a resolution passed by a majority of not less than 2/3 of the votes cast by shareholders at the Meeting. The following is the text of the proposed special resolution to be put forth by management at the Meeting:

"Be it resolved as a special resolution of the Corporation that:

(a)	The articles of the Corporation be amended to change the name of the Corporation from "EnerNorth Industries Inc." to "EnerNorth Inc." or such other name as approved by the board of directors of the Corporation and applicable regulatory and exchange authorities.

(b)	Any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver, or cause to be delivered, articles of amendment of the Corporation, as required pursuant to the Business Corporations Act (Ontario), and to do all such other acts or things necessary or desirable to implement, carry out and give effect to the said change of name.

(c)	The directors of the Corporation are hereby authorized, in their discretion, to delay or revoke this special resolution or any portion thereof before it is acted upon without further approval or authorization of the shareholders of the Corporation."

In the absence of contrary directions, Management intends to vote proxies in the accompanying form in favour of this special resolution.

General

Except as otherwise indicated, information contained herein is given as of December 28, 2004. Management knows of no other matters to come before the Meeting, however, if any other matters which are not now known to Management should come properly before the Meeting, the proxy will be voted on such matters in accordance with the best knowledge of the person voting it.

Corporate Filings

The Corporation’s public filings can be accessed and viewed through the Corporation’s website www.enernorth.com under the heading "Investor Relations" and "Corporate Filings". A link to the Canadian Securities Commissions can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and the United States Securities Commission through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov. Readers can also access and view the public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca.

Board Approval

The contents and the sending of this Circular to shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Toronto, Ontario this 28th day of December, 2004.

"SANDRA J. HALL"                    "SCOTT T. HARGREAVES"
President                        Chief Financial Officer